EXHIBIT 18

January 29, 2015

Board of Directors

Books-A-Million, Inc.

402 Industrial Lane

Birmingham, AL 35211

Dear Members of the Board:

I am pleased to submit on behalf of the Anderson family this non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of the common stock of Books-A-Million, Inc. (the “Company”) at a cash purchase price of $2.75 per share, representing a premium of approximately 64% over the closing price on January 29, 2015 and 65% over the average closing price of the Company’s common stock for the past 90 trading days. Members of the Anderson family currently directly or indirectly control shares of Company stock representing approximately 58.2% of the common stock of the Company. We believe that this Proposal presents a highly attractive opportunity for the public shareholders of the Company.

We anticipate that the transaction would be in the form of a merger of the Company with a newly formed acquisition vehicle that the Anderson family would control. We would expect the Company’s management to remain in place following the merger along with the rest of the Company’s valued employees. The transaction would be financed through borrowings available under the Company’s existing credit line. This Proposal is conditioned on availability of sufficient funds under that credit line.

We expect that you will establish a special committee of independent directors (the “Special Committee”), with its own independent legal and financial advisors, to review the Proposal on behalf of the Company’s public shareholders. We will not move forward with the transaction unless it is approved by the Special Committee. In addition, any definitive acquisition agreement would need to include a non-waiveable majority of the minority vote condition.

You should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already own. We are not interested in selling our shares in the Company to a third party or any merger or other strategic transaction involving any third party and do not intend to vote in our capacity as shareholders in favor of any such transaction. Nevertheless, I assure you that if the Special Committee, after consulting with its advisors, does not approve this Proposal or the requisite vote of the minority shareholders is not obtained, my relationship and the relationship of other members of the Anderson family with the Company would not be adversely affected.

In accordance with our legal obligations, we will be filing an amendment to our Schedule 13D, and will include a copy of this letter.

We have retained Munger, Tolles & Olson LLP as our legal advisor in this matter.

We reserve the right to withdraw or modify this Proposal until such time as definitive agreements are entered into between the Company and the Anderson family.

I look forward to the opportunity to discuss the Proposal with the Special Committee and its advisors. Should you have any questions, please contact me.

Sincerely,

/s/ Clyde B. Anderson
Clyde B. Anderson